UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)**

Zyla Life Sciences
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
28226B302
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

** The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	28226B302	Page 2 of 11

1	NAME OF REPORTING PERSONS Riva Ridge Master Fund, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 98-0427079
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 938,661 shares of Common Stock; plus 555,286 shares of Common Stock issuable upon the exercise of Warrants (subject to the terms thereof)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 938,661 shares of Common Stock; plus 555,286 shares of Common Stock issuable upon the exercise of Warrants (subject to the terms thereof)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,661 shares of Common Stock; plus 555,286 shares of Common Stock issuable upon the exercise of Warrants (subject to the terms thereof)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%
12	TYPE OF REPORTING PERSON PN

*The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 9,360,968 shares of Common Stock issued and outstanding as of November 9, 2019, as represented in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019, and assumes, as a result of the Blocker (as defined below), no exercise by Riva Ridge Master Fund, Ltd. of its warrants to purchase 555,286 shares of Common Stock (the “Reported Warrants”).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “Blocker”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blocker.  Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Reported Warrants due to the Blocker.

CUSIP No .	28226B302	Page 3 of 11

1	NAME OF REPORTING PERSONS Stephen Golden I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 938,661 shares of Common Stock; plus 555,286 shares of Common Stock issuable upon the exercise of Warrants (subject to the terms thereof)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 938,661 shares of Common Stock; plus 555,286 shares of Common Stock issuable upon the exercise of Warrants (subject to the terms thereof)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,661 shares of Common Stock; plus 555,286 shares of Common Stock issuable upon the exercise of Warrants (subject to the terms thereof)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%
12	TYPE OF REPORTING PERSON HC, IN

*The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 9,360,968 shares of Common Stock issued and outstanding as of November 9, 2019, as represented in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019, and assumes, as a result of the Blocker (as defined below), no exercise by Riva Ridge Master Fund, Ltd. of its warrants to purchase 555,286 shares of Common Stock (the “Reported Warrants”).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “Blocker”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blocker.  Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Reported Warrants due to the Blocker.

CUSIP No .	28226B302	Page 4 of 11

1	NAME OF REPORTING PERSONS James Shim I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 938,661 shares of Common Stock; plus 555,286 shares of Common Stock issuable upon the exercise of Warrants (subject to the terms thereof)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 938,661 shares of Common Stock; plus 555,286 shares of Common Stock issuable upon the exercise of Warrants (subject to the terms thereof)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,661 shares of Common Stock; plus 555,286 shares of Common Stock issuable upon the exercise of Warrants (subject to the terms thereof)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%
12	TYPE OF REPORTING PERSON HC, IN

*The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 9,360,968 shares of Common Stock issued and outstanding as of November 9, 2019, as represented in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019, and assumes, as a result of the Blocker (as defined below), no exercise by Riva Ridge Master Fund, Ltd. of its warrants to purchase 555,286 shares of Common Stock (the “Reported Warrants”).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “Blocker”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blocker.  Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Reported Warrants due to the Blocker.

CUSIP No .	28226B302	Page 5 of 11

1	NAME OF REPORTING PERSONS Riva Ridge Capital Management LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 61-1446145
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 938,661 shares of Common Stock; plus 555,286 shares of Common Stock issuable upon the exercise of Warrants (subject to the terms thereof)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 938,661 shares of Common Stock; plus 555,286 shares of Common Stock issuable upon the exercise of Warrants (subject to the terms thereof)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,661 shares of Common Stock; plus 555,286 shares of Common Stock issuable upon the exercise of Warrants (subject to the terms thereof)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%
12	TYPE OF REPORTING PERSON HC, IA, PN

*The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 9,360,968 shares of Common Stock issued and outstanding as of November 9, 2019, as represented in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019, and assumes, as a result of the Blocker (as defined below), no exercise by Riva Ridge Master Fund, Ltd. of its warrants to purchase 555,286 shares of Common Stock (the “Reported Warrants”).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “Blocker”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blocker.  Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Reported Warrants due to the Blocker.

CUSIP No .	28226B302	Page 6 of 11

1	NAME OF REPORTING PERSONS Riva Ridge GP LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 61-1446144
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 938,661 shares of Common Stock; plus 555,286 shares of Common Stock issuable upon the exercise of Warrants (subject to the terms thereof)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 938,661 shares of Common Stock; plus 555,286 shares of Common Stock issuable upon the exercise of Warrants (subject to the terms thereof)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,661 shares of Common Stock; plus 555,286 shares of Common Stock issuable upon the exercise of Warrants (subject to the terms thereof)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%
12	TYPE OF REPORTING PERSON HC, OO

*The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 9,360,968 shares of Common Stock issued and outstanding as of November 9, 2019, as represented in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019, and assumes, as a result of the Blocker (as defined below), no exercise by Riva Ridge Master Fund, Ltd. of its warrants to purchase 555,286 shares of Common Stock (the “Reported Warrants”).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “Blocker”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blocker.  Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Reported Warrants due to the Blocker.

CUSIP No .	28226B302	Page 7 of 11

Preliminary Note: This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on June 7, 2019 (together with all prior and current amendments thereto, this “Schedule 13G”).

Item 1(a).	Name of Issuer:	Zyla Life Sciences (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:	600 Lee Road, Suite 100 Wayne, Pennsylvania 19087

Item 2(a).

Name of Person Filing:

This statement is jointly filed by and on behalf of each of Riva Ridge Master Fund, Ltd. (the “Master Fund”), Stephen Golden (“Golden”), James Shim (“Shim”), Riva Ridge Capital Management LP (“RRCM”), and Riva Ridge GP LLC (“RRGP” and, together with the Master Fund, Golden, Shim and RRCM, the “Reporting Persons”).

The Master Fund is the record and direct owner of the Issuer securities covered by this statement. RRCM, as the investment manager of the Master Fund, may be deemed to beneficially own the Issuer securities owned by the Master Fund. RRGP, as the general partner of RRCM, may be deemed to beneficially own the Issuer securities owned by the Master Fund. Each of Golden and Shim, as a managing member of RRGP with the power to exercise investment discretion, may be deemed to beneficially own the Issuer securities owned by the Master Fund.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 2(b).	Address of Principal Business Office or, if None, Residence: The address of the principal business office of each of the Reporting Persons is 55 Fifth Avenue, New York, NY 10003.

Item 2(c).	Citizenship:
See Item 4 on the cover page(s) hereto.

Item 2(d).	Title of Class of Securities: See the cover page of this filing.

Item 2(e).	CUSIP Number: 28226B302

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	28226B302	Page 8 of 11

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

CUSIP No .	28226B302	Page 9 of 11

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 12, 2020

Riva Ridge Master Fund, Ltd.

By:	Riva Ridge Capital Management LP
Its Investment Adviser

By:	Riva Ridge GP LLC
Its General Partner

Signature:	/s/ Stephen Golden
Name:	Stephen Golden
Title:	Managing Member

Riva Ridge Capital Management LP

By:	Riva Ridge GP LLC
Its General Partner

Signature:	/s/ Stephen Golden
Name:	Stephen Golden
Title:	Managing Member

Riva Ridge GP LLC

Signature:	/s/ Stephen Golden
Name:	Stephen Golden
Title:	Managing Member

Stephen Golden

/s/ Stephen Golden

James Shim

/s/ James Shim

EXHIBIT INDEX

EXHIBIT 1:	Joint Acquisition Statement Pursuant to Section 240.13d-1(k) (Previously Filed)